UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Lauder, Ronald S.
   The Estee Lauder Companies Inc.
   767 Fifth Avenue
   New York, NY  10153
2. Issuer Name and Ticker or Trading Symbol
   The Estee Lauder Companies Inc.
   EL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   05/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other
   (specify below)
   Chairman of Clinique Laboratories, Inc. and Estee Lauder International, Inc.
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Class A Common Stock       |05/25/|G   |V|4,454,027         |D  |           |2,940,959 (1,2)    |D     |                           |
                           |2000  |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |      |    | |                  |   |           |3,182 (1)          |I     |By Descen. of RSL 1966 Trus|
                           |      |    | |                  |   |           |                   |      |t (3,4)                    |
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Class A Common Stock       |      |    | |                  |   |           |7,370,561 (1)      |I     |By Estee Lauder 1994 Trust |
                           |      |    | |                  |   |           |                   |      |(3,5)                      |
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Class A Common Stock       |      |    | |                  |   |           |15,384 (1)         |I     |By Lauder & Sons L.P. (3,6)|
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. On June 2, 1999, the Class Common Stock of the Issuer split 2-for-1. Accordingly, Ronald S. Lauder acquired 3,697,493 additional shares,
Descendants of RSL 1966 Trust acquired 1,591 additional shares, The Estee Lauder 1994 Trust acquired 3,885,933, and Lauder & Sons L.P. acquired
7,692 additional shares.
2. The Reporting Person has a short position of 7,394,986 shares of Class A Common Stock established prior to the Issuer's initial public offering; that amount includes an additional 3,697,493 shares of Class A Common Stock over the amount previously reported as a result of the Issuer's 2-for-1 stock split on June 2, 1999. The Reporting Person also beneficially owns 29,522,356 shares of Class B Common Stock of the Issuer that are convertible into a like number of shares of Class A Common Stock.
3. The Reporting Person disclaims beneficial ownership to the extent he does not have a pecuniary interest in such securities.
4. The Reporting Person is co-Trustee and beneficiary of The Estee Lauder 1994 Trust.
5. The Reporting Person is the trustee of The Descendants of Ronald S. Lauder 1966 Trust.
6. The Reporting Person is a general partner of Lauder & Sons L.P. The Reporting Person is also a Trustee of The 1995 Estee Lauder RSL Trust, which is also a general partner of Lauder & Sons
L.P.

SIGNATURE OF REPORTING PERSON
Ronald S. Lauder
DATE
06/05/2000